UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 23, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation

23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

On April 23, 2008, Shanghai Century Acquisition Corporation (the “Company”) postponed its Annual and Extraordinary Meeting of Shareholders scheduled to be convened on Thursday, April 24, 2008 at 10:00 a.m., New York time, until Monday, April 28, 2008 at 10:00 a.m., New York time as the Company continues to seek proxies. The meeting will take place at its original location, the offices of Loeb & Loeb LLP, 345 Park Avenue, 18th Floor, New York, New York 10154. The Company announced the postponement of the meeting in a press release dated April 23, 2008.

The Company also announced in the press release the payment of a share and warrant dividend on each outstanding share to its shareholders of record before May 31, 2008 (excluding certain persons who are insiders). The Company also announced in the press release certain amendments to the terms of its acquisition of Asia Leader Investments Limited. Reference is made to the full text of the press release, which is furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

The Company intends to hold investor presentations for certain of its shareholders regarding the amended terms of its proposed acquisition of Asia Leader Investments Limited. A copy of this presentation is furnished as Exhibit 99.2 to this Report of Foreign Issuer on Form 6-K.

The Company has furnished the proxy statement mailed to shareholders in connection with the Annual and Extraordinary Meeting of Shareholders and the acquisition of Asia Leader Investments Limited as Exhibit 99.1 to the Company’s report on Form 6-K filed with the SEC on March 31, 2008. Investors are urged to carefully read the proxy statement and any other relevant documents furnished or filed with the SEC when they become available, because they will contain important information about the Company and the acquisition. Copies of the proxy statement and other documents furnished or filed by the Company will be available at the Web site maintained by the SEC at www.sec.gov.

Exhibits

99.1	Press Release dated April 23, 2008
99.2	Investor Presentation

The information in this Report, including the exhibit furnished herewith , shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:  /s/ Franklin Chu

Name: Franklin Chu
Title: Co-Chief Executive Officer
Dated: April 23, 2008